Exhibit 99.9

Annex A

Date	Seller	Number of Shares Disposed	Price Per Share
May 7, 2026	AI Droplet Holdings LLC	12,845	$147.8046[1]
May 7, 2026	AI Droplet Holdings LLC	38,721	$148.6702[2]
May 7, 2026	AI Droplet Holdings LLC	33,657	$149.6742[3]
May 7, 2026	AI Droplet Holdings LLC	34,339	$150.8427[4]
May 7, 2026	AI Droplet Holdings LLC	34,242	$151.5477[5]
May 7, 2026	AI Droplet Holdings LLC	23,061	$152.7996[6]
May 7, 2026	AI Droplet Holdings LLC	15,599	$153.6633[7]

[1] The price reported is a weighted average sales price of the shares of common stock. The shares of common stock were sold in multiple transactions ranging from $147.1500 to $148.1500 inclusive. The reporting persons undertake to provide to DigitalOcean Holdings, Inc. ("DigitalOcean"), any security holder of DigitalOcean, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares of common stock sold at each separate price within such range.

[2] The price reported is a weighted average sales price of the shares of common stock. The shares of common stock were sold in multiple transactions ranging from $148.1600 to $149.1450 inclusive. The reporting persons undertake to provide to DigitalOcean, any security holder of DigitalOcean, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares of common stock sold at each separate price within such range.

[3] The price reported is a weighted average sales price of the shares of common stock. The shares of common stock were sold in multiple transactions ranging from $149.2000 to $150.2000 inclusive. The reporting persons undertake to provide to DigitalOcean, any security holder of DigitalOcean, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares of common stock sold at each separate price within such range.

[4] The price reported is a weighted average sales price of the shares of common stock. The shares of common stock were sold in multiple transactions ranging from $150.2100 to $151.2050 inclusive. The reporting persons undertake to provide to DigitalOcean, any security holder of DigitalOcean, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares of common stock sold at each separate price within such range.

[5] The price reported is a weighted average sales price of the shares of common stock. The shares of common stock were sold in multiple transactions ranging from $151.2200 to $152.2200 inclusive. The reporting persons undertake to provide to DigitalOcean, any security holder of DigitalOcean, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares of common stock sold at each separate price within such range.

[6] The price reported is a weighted average sales price of the shares of common stock. The shares of common stock were sold in multiple transactions ranging from $152.2400 to $153.235 inclusive. The reporting persons undertake to provide to DigitalOcean, any security holder of DigitalOcean, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares of common stock sold at each separate price within such range.

[7] The price reported is a weighted average sales price of the shares of common stock. The shares of common stock were sold in multiple transactions ranging from $153.2500 to $154.2200 inclusive. The reporting persons undertake to provide to DigitalOcean, any security holder of DigitalOcean, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares of common stock sold at each separate price within such range.

May 7, 2026	AI Droplet Holdings LLC	11,811	$154.8121[8]
May 7, 2026	AI Droplet Holdings LLC	6,184	$155.6724[9]
May 7, 2026	AI Droplet Holdings LLC	100	$156.3300
May 7, 2026	AI Droplet Holdings LLC	100	$161.7550
May 11, 2026	AI Droplet Holdings LLC	2,920	$156.2259[10]
May 11, 2026	AI Droplet Holdings LLC	14,788	$157.1782[11]
May 11, 2026	AI Droplet Holdings LLC	32,097	$157.9771[12]
May 11, 2026	AI Droplet Holdings LLC	37,178	$159.1243[13]
May 11, 2026	AI Droplet Holdings LLC	22,852	$160.1181[14]

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[8] The price reported is a weighted average sales price of the shares of common stock. The shares of common stock were sold in multiple transactions ranging from $154.2850 to $155.2600 inclusive. The reporting persons undertake to provide to DigitalOcean, any security holder of DigitalOcean, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares of common stock sold at each separate price within such range.

[9] The price reported is a weighted average sales price of the shares of common stock. The shares of common stock were sold in multiple transactions ranging from $155.2900 to $156.195 inclusive. The reporting persons undertake to provide to DigitalOcean, any security holder of DigitalOcean, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares of common stock sold at each separate price within such range.

[10] The price reported is a weighted average sales price of the shares of common stock. The shares of common stock were sold in multiple transactions ranging from $155.5400 to $156.5400 inclusive. The reporting persons undertake to provide to DigitalOcean, any security holder of DigitalOcean, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares of common stock sold at each separate price within such range.

[11] The price reported is a weighted average sales price of the shares of common stock. The shares of common stock were sold in multiple transactions ranging from $156.5500 to $157.5000 inclusive. The reporting persons undertake to provide to DigitalOcean, any security holder of DigitalOcean, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares of common stock sold at each separate price within such range.

[12] The price reported is a weighted average sales price of the shares of common stock. The shares of common stock were sold in multiple transactions ranging from $157.5700 to $158.5700 inclusive. The reporting persons undertake to provide to DigitalOcean, any security holder of DigitalOcean, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares of common stock sold at each separate price within such range.

[13] The price reported is a weighted average sales price of the shares of common stock. The shares of common stock were sold in multiple transactions ranging from $158.5800 to $159.5800 inclusive. The reporting persons undertake to provide to DigitalOcean, any security holder of DigitalOcean, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares of common stock sold at each separate price within such range.

[14] The price reported is a weighted average sales price of the shares of common stock. The shares of common stock were sold in multiple transactions ranging from $159.5875 to $160.5800 inclusive. The reporting persons undertake to provide to DigitalOcean, any security holder of DigitalOcean, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares of common stock sold at each separate price within such range.

May 11, 2026	AI Droplet Holdings LLC	27,868	$161.1620[15]
May 11, 2026	AI Droplet Holdings LLC	43,444	$162.5060[16]

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[15] The price reported is a weighted average sales price of the shares of common stock. The shares of common stock were sold in multiple transactions ranging from $160.5900 to $161.5900 inclusive. The reporting persons undertake to provide to DigitalOcean, any security holder of DigitalOcean, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares of common stock sold at each separate price within such range.

[16] The price reported is a weighted average sales price of the shares of common stock. The shares of common stock were sold in multiple transactions ranging from $161.6000 to $162.8100 inclusive. The reporting persons undertake to provide to DigitalOcean, any security holder of DigitalOcean, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares of common stock sold at each separate price within such range.